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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 25
NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION UNDER SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 000-19300
Northern States Financial Corporation The NASDAQ Capital Market
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)
1601 North Lewis Avenue, P.O. Box 39, Waukegan, Illinois 60085
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)
Common Stock, $0.40 par value per share
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐        17 CFR 240.12d2-2(a)(1)

☐        17 CFR 240.12d2-2(a)(2)

☐        17 CFR 240.12d2-2(a)(3)

☐        17 CFR 240.12d2-2(a)(4)

☐        Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1

☒        Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934,      Northern States Financial Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

February 17, 2012	By:	/s/Steven J. Neudecker	Chief Financial Officer
Date	Name		Title

____________________
1   Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

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